Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2012

Third Quarter 2012

Financial Highlights

•	Net sales increased 11% quarter-over-quarter to US$77.1 million from US$69.7 million in 2Q12

•	Gross margin (non-GAAP1) decreased to 46.4% from 49.1% in 2Q12

•	Operating expenses (non-GAAP) decreased to US$15.8 million from US$17.2 million in 2Q12

•	Operating margin (non-GAAP) increased to 25.9% from 24.3% in 2Q12

•	Diluted earnings per ADS (non-GAAP) increased to US$0.54 from US$0.42 in 2Q12

Business Highlights

•	Achieved highest quarterly revenue and EPS (non-GAAP) in the Company’s history

•	Sales of New Growth Products (LTE and SSD plus embedded products) increased 39% sequentially and accounted for 40% of total revenue

•	Both LTE product and eMMC controllers sales increased sequentially

•	Card controller sales increased 21% sequentially

•	Six new Samsung LTE smartphones with our LTE transceivers are entering production in the fourth quarter

•	eMMC shipments are tracking towards 5 to 10% market share for full year 2012

•	eMMC design-wins have expanded beyond smartphones to include tablets and smart TVs, all expected to enter production in the fourth quarter

Taipei, Taiwan, October 25, 2012 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2012. For the third quarter of 2012, net sales increased 11% quarter-over-quarter to US$77.1 million from US$69.7 million in the second quarter of 2012. Net income (non-GAAP) increased in the third quarter to US$18.7 million or US$0.54 per diluted ADS from a net income of US$14.6 million or US$0.42 per diluted ADS in the second quarter of 2012.

[1]

Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, and impairment of long-term assets. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Net income (GAAP) for the third quarter increased quarter-over-quarter to US$15.6 million or US$0.46 per diluted ADS from a net income of US$10.7 million or US$0.32 per diluted ADS in the second quarter of 2012.

Third Quarter 2012 Financial Review

Commenting on the results of the third quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“Silicon Motion delivered record quarterly revenue and EPS (non-GAAP) this quarter, with revenue increasing 11% sequentially led by strong New Growth Product sales and a rebound in our card controller business. Sales from our New Growth Products increased 39% sequentially and accounted for 40% of total revenue this quarter, up from 32% last quarter. New Growth Product revenue was driven by strong LTE transceiver sales to Samsung to support its ramping Galaxy SIII LTE smartphones as well as by OEMs bringing new smartphones to market using our eMMC controllers. This year we have more than doubled the number of LTE design-wins with Samsung and are working to secure additional LTE design-wins that should provide the foundation for further growth next year. Separately, this year we started delivering our eMMC controllers to both Samsung and SK Hynix and have design-wins with at least half of the top 10 smartphone OEMs and in a majority of the leading Android and Windows 8 tablets. With these wins, our eMMC controller shipments should account for 5 to 10% of the market in 2012. We believe the eMMC market should grow by about 20% next year and we are well placed to capture 15 to 20% of the market in 2013.

Our card controller business rebounded with a 21% sequential growth as our OEM customers increased procurement of controllers specifically for bundled cards. This very strong card controller growth was not enough to offset weakness at our other Core Products, principally USB flash drive controllers, mobile TV solutions, and CDMA EV-DO transceivers for the China market.”

Sales

Net sales in the third quarter were US$77.1 million, an increase of 11% compared with the previous quarter. For the quarter, mobile storage products accounted for 68% of net sales and mobile communications 28% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased 4% sequentially in the third quarter to US$52.7 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, increased 40% from the second quarter of 2012 to US$21.9 million this quarter.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 46.4% in the third quarter from 49.1% in the second quarter of 2012. GAAP gross margin decreased to 46.3% in the third quarter from 48.9% in the second quarter of 2012.

Operating expenses (non-GAAP) were US$15.8 million, which was lower than the US$17.2 million in the second quarter. Research and development expenditures (non-GAAP) were US$10.0 million, which was lower than the US$11.3 million in the previous quarter. Selling and marketing expenses (non-GAAP) were US$3.6 million, which was higher compared to the US$3.3 million in the previous quarter. General and administrative expenses (non-GAAP) were US$2.2 million, which was lower compared to the US$2.7 million in the previous quarter. Stock-based compensation was US$3.4 million in the third quarter, unchanged compared to the second quarter. There were no acquisition-related charges in the third quarter of 2012.

Operating margin (non-GAAP) was 25.9%, an increase from 24.3% in the previous quarter. GAAP operating margin was 21.5% for the third quarter, an increase from 19.4% in the second quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.4 million, a slight increase from US$0.3 million in the second quarter. GAAP net total other income was US$0.8 million, an increase from a net total other expense of US$0.2 million in the second quarter. The increase in GAAP net total other income was primarily due to a foreign exchange gain in the third quarter of US$0.4 million compared to a foreign exchange loss in the second quarter of US$0.5 million.

Earnings

Net income (non-GAAP) was US$18.7 million this quarter, an increase from US$14.6 million in the second quarter. Diluted earnings per ADS (non-GAAP) were US$0.54 in the third quarter, an increase from US$0.42 in the second quarter.

GAAP net income was US$15.6 million during the third quarter, an increase from the net income of US$10.7 million in the second quarter. Diluted GAAP earnings per ADS in the third quarter were US$0.46, an increase from US$0.32 in the previous quarter.

Balance Sheet

Cash and cash equivalents increased to US$146.6 million at the end of the third quarter of 2012 from US$113.6 million at the end of the second quarter of 2012.

Cash Flow

Our cash flows were as follows:

3 months ended September 30, 2012

(In US$ millions)

Net income	15.6
Depreciation & amortization	1.5
Changes in operating assets and liabilities	12.7
Others	3.5

Net cash provided by (used in) operating activities	33.3

Acquisition of property and equipment	(1.0)
Others	—

Net cash provided by (used in) investing activities	(1.0)

Others	—

Net cash provided by (used in) financing activities	—

Effects of changes in foreign currency exchange rates on cash	0.7

Net increase (decrease) in cash and cash equivalents	33.0

During the third quarter of 2012, we had US$1.0 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“Our third quarter sales were stronger than expected principally because of accelerated LTE transceiver orders by Samsung. While originally we were anticipating sequential revenue growth in the fourth quarter, we are now anticipating a slight decrease due to some LTE transceiver sales planned for the fourth quarter having been sold in the third quarter. We are expecting modest growth from our card controllers and similar revenue from our eMMC controllers in the fourth quarter. Based on our fourth quarter revenue guidance, our full year revenue should grow 25 to 27%.”

For the fourth quarter of 2012, management expects:

•	Revenue to be down 3% to 9% sequentially

•	Gross margin (non-GAAP) to be in the 44% to 46% range

•	Operating expenses (non-GAAP) of approximately US$17 to US$18 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 25, 2012.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 4234 3488

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 866 214 5335

USA (Toll): 1 718 354 1232

Participant Passcode: 4234 3488

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. To date in 2012, we have incurred no Acquisition-related charges. Historical acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude these types of charges when presenting non-GAAP financial measures.

Foreign exchange gains and losses prior to January 1, 2012, consist of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. Beginning January 1, 2012, due to a change in functional currency of our largest operating subsidiary, we changed our reporting currency from the NT$ to US$ and subsequently our foreign exchange gains and losses now consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2011 (US$)	Jun. 30, 2012 (US$)	Sep. 30, 2012 (US$)
Net Sales	63,217	69,678	77,066
Cost of sales	32,059	35,596	41,424

Gross profit	31,158	34,082	35,642
Operating expenses
Research & development	10,514	13,337	12,076
Sales & marketing	3,962	4,013	4,234
General & administrative	3,186	3,229	2,776

Operating income	13,496	13,503	16,556

Non-operating income (expense)

Gain on sale of investments	3	—	1
Interest income, net	147	324	378
Foreign exchange gain (loss), net	7,595	(513)	362
Others, net	6	—	17

Subtotal	7,751	(189)	758

Income before income tax	21,247	13,314	17,314
Income tax expense (benefit)	2,970	2,657	1,692

Net income	18,277	10,657	15,622

Basic earnings per ADS	$0.59	$0.33	$0.48
Diluted earnings per ADS	$0.56	$0.32	$0.46

Margin Analysis:
Gross margin	49.3%	48.9%	46.3%
Operating margin	21.4%	19.4%	21.5%
Net margin	28.9%	15.3%	20.3%

Additional Data:
Weighted avg. ADS equivalents[2]	30,960	32,407	32,428
Diluted ADS equivalents	32,456	33,475	33,647

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Sep. 30, 2011 (US$)	Jun. 30, 2012 (US$)	Sep. 30, 2012 (US$)

GAAP net income	18,277	10,657	15,622

Stock-based compensation:

Cost of sales	81	114	114

Research and development	1,674	2,068	2,092

Sales and marketing	707	709	679

General and administrative	470	554	543

Total stock-based compensation	2,932	3,445	3,428

Litigation expenses	29	—	—

Foreign exchange loss (gain), net	(7,595)	513	(362)

Non-GAAP net income	13,643	14,615	18,688

Shares used in computing non-GAAP diluted earnings per ADS	33,946	34,543	34,547

Non-GAAP diluted earnings per ADS	$0.40	$0.42	$0.54

Non-GAAP gross margin	49.4%	49.1%	46.4%
Non-GAAP operating margin	26.0%	24.3%	25.9%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2011 (US$)	Sep. 30, 2012 (US$)
Net Sales	157,117	210,766
Cost of sales	82,285	109,399

Gross profit	74,832	101,367
Operating expenses
Research & development	28,174	36,678
Sales & marketing	10,244	12,120
General & administrative	8,760	9,189
Amortization of intangible assets	793	—

Operating income	26,861	43,380

Non-operating income ( expense )
Gain on sale of investments	5	2
Interest income, net	296	972
Foreign exchange gain (loss), net	6,875	438
Others, net	10	18

Subtotal	7,186	1,430

Income before income tax	34,047	44,810
Income tax expense	4,801	5,522

Net income	29,246	39,288

Basic earnings per ADS	$0.95	$1.22

Diluted earnings per ADS	$0.91	$1.17

Margin Analysis:
Gross margin	47.6%	48.1%
Operating margin	17.1%	20.6%

Weighted average ADS:
Basic	30,676	32,264
Diluted	32,018	33,561

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Nine Months Ended
	Sep. 30, 2011 (US$)	Sep. 30, 2012 (US$)

GAAP net income	29,246	39,288

Stock-based compensation:

Cost of sales	176	269

Research and development	3,497	5,023

Sales and marketing	1,378	1,806

General and administrative	1,048	1,346

Total stock-based compensation	6,099	8,444

Acquisition related charges:
Amortization of intangible assets	793	—
Litigation expenses	40	—

Foreign exchange loss (gain), net	(6,875)	(438)

Non-GAAP net income	29,303	47,294

Shares used in computing non-GAAP diluted earnings per ADS	33,248	34,439

Non-GAAP diluted earnings per ADS	$0.88	$1.37

Non-GAAP gross margin	47.7%	48.2%
Non-GAAP operating margin	21.5%	24.6%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2011 (US$)	Jun. 30, 2012 (US$)	Sep. 30, 2012 (US$)
Cash and cash equivalents	66,852	113,579	146,570
Short-term investments	2,954	—	—
Accounts receivable (net)	35,659	41,602	37,593
Inventories	29,209	32,796	36,801
Refundable deposits - current	15,173	15,198	15,240
Deferred income tax assets (net)	1,801	2,591	2,565
Prepaid expenses and other current assets	2,673	2,321	3,248

Total current assets	154,321	208,087	242,017

Long-term investments	177	178	178
Property and equipment (net)	23,810	24,107	23,490
Goodwill and intangible assets (net)	38,334	35,459	35,465
Other assets	5,699	4,798	4,835

Total assets	222,341	272,629	305,985

Accounts payable	14,717	15,436	27,502
Income tax payable	1,843	2,181	3,506
Accrued expenses and other current liabilities	15,350	21,301	21,216

Total current liabilities	31,910	38,918	52,224
Other liabilities	2,707	3,533	3,922

Total liabilities	34,617	42,451	56,146
Shareholders’ equity	187,724	230,178	249,839

Total liabilities & shareholders’ equity	222,341	272,629	305,985

Note: Our 1Q11, 2Q11 and 3Q11 US$ financial numbers are translated from NT$, as previously disclosed. Beginning January 1, 2012, our reporting currency is the US$.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected fourth quarter 2012 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the third quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2012, as amended on May 15, 2012. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com